Exhibit 99.1



April 8, 2010
SUPPLEMENT to Stock Option Exchange Program FAQs

Based on questions received since the announcement of the Proposed Stock Option Exchange Program and publication of FAQs on March 29, we are publishing this Supplement to address commonly asked questions.

Most questions are already answered in the published materials and any additional questions can be sent to StockOptions@Sprint.com. If the Stock Option Exchange Program is approved and commenced, additional materials will be published at a later time.

Replacement of Question 3

3.  Who would be eligible to participate in the Option Exchange Program?

We anticipate that the Option Exchange Program would be open to
    o all U.S. employees of Sprint Nextel and its wholly-owned subsidiaries, except our most senior leadership team listed as the "named executive officers" in our 2010 proxy statement, who
    o remain employed at Sprint through the grant date of the new options, and who
    o   hold eligible stock options as described in Q&A #4.

Because Clearwire is not a wholly-owned subsidiary of Sprint, employees of Clearwire who hold outstanding Sprint stock options would not be eligible. In addition, former Sprint employees who are now employees of an outsourcing vendor (e.g., Ericsson) or who are receiving salary separation pay from Sprint would not be eligible as they are not currently Sprint employees.

Employees on a leave of absence would be eligible to participate in the Option Exchange Program and would be provided all applicable information even if they do not have access to their Sprint e-mail account while on leave.

The Option Exchange Program would not be open to Board members.

New Question 25

25. How do I find out how many stock options I have, whether they are vested, when they expire and what their exercise prices are? You can log in to your UBS account at https://onesource.ubs.com/s or call 877-STK-6985 to view all of your outstanding stock options, including their exercise price and other terms.



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The Option Exchange Program has not yet commenced. Sprint will file a Tender
Offer Statement on Schedule TO with the Securities and Exchange Commission, or the SEC, upon the commencement of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available because they will contain important information about the Option Exchange Program.

Sprint shareholders and option holders will be able to obtain the written materials described above and other documents filed by Sprint with the SEC free of charge from the SEC's website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Sprint with the SEC by directing a written request to: Sprint Nextel Corporation, 6200 Sprint Parkway, Overland Park, KS 66215, Attention: Investor Relations.